SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2002

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

Baiyun International Airport
Guangzhou, People's Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F.___X___ Form 40-F. ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes .______ No. ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") distributed its rules of procedures for board of directors, in English and Chinese, on April 18, 2002 to its shareholders. A copy of the documents are included in this Form 6-K of the Company.

中國南方航空股份有限公司

China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

RULES OF PROCEDURES FOR BOARD OF DIRECTORS

CHINA SOUTHERN AIRLINES COMPANY LIMITED

RULES OF PROCEDURES FOR BOARD OF DIRECTORS

Chapter One General Provisions

Article 1 These Rules are made in accordance with the Company Law of the People's Republic of China, Rules of Administration of Listed Companies, Articles of Association of China Southern Airlines Company Limited, and other applicable laws and regulations, to further specify the powers and duties of the board of directors, regulate the internal organization and operations of the board, ensure the efficiency and soundness of its decision making process, and give full play to the board as the center of business decision making.

Chapter Two Directors

Article 2 Qualifications for being a director:

(1) A director shall be a natural person, and he does not have to hold shares in the Company;

(2) A director shall satisfy all applicable laws and regulations of the state.

Article 3 A person shall not be a director if any of the following instances apply:

(1) The person has no civil capacity or has restricted civil capacity;

(2) a person who has committed an offence of corruption, bribery, infringement of property, misappropriation of property or sabotaging the social economic order and has been published because of committing such offence; or who has been deprived of his political rights, in each case where less than five (5) years have elapsed since the date of the completion of implementation of his punishment;

(3) a person who is former director, factory manager or manager of a company or enterprise which has entered into insolvent liquidation because of mismanagement and is personally liable for the insolvency of such company or enterprise, where less than three (3) years have elapsed since the date of the completion of the insolvency and liquidation of the company or enterprise;

(4) a person who is a former legal representative of a company or enterprise which had its business license revoked due to a violation of the law and who incurred personal liability, where less than three (3) years has elapsed since the date of the revocation of the business license;

(5) a person who has a relatively large amount of debts due and outstanding;

(6) The person is a public servant;

(7) The person is prohibited from being a market participant by China Securities Regulatory Commission, and such prohibition has not been lifted.

If the Company has elected directors in violation of the provisions above, the said election shall be invalid.

Article 4 Directors shall be elected or replaced by the shareholders' general meetings, and shall serve a term of three years, which is also the term of each board of directors. Upon the expiration of the term, a director may be elected for successive terms. Before the expiration of the term, the shareholders' general meeting shall not remove such director from his office without just cause.

The term of a director shall start from the date of the shareholders' general meeting which elects him to be Director, till the date three years later, when the next board meeting is installed.

Directors who are added or are appointed to replace certain existing directors during the term of the board shall serve the remaining term of the board, i.e., their term of office shall extend from the date when the shareholders' general meeting approved their appointment to the date when the next board of directors is installed after the expiration of the term of the present board.

Article 5 The board of directors and the shareholders who hold alone or together with other shareholders 5% or more of the Company's issued shares may nominate candidates for directors, such candidates will then be elected at the shareholders' general meeting.

Candidates for directors shall satisfy the following principles:

(1) They shall meet the requirements of relevant laws, regulations, the Company's articles of association, and these rules, so that they are able to contribute to the discussion of the board and to its sound, prompt and cautious decision-making;

(2) They are competent for the job in terms of their knowledge, skill and aptitude;

(3) They will help make the board more balanced in its structure of professional knowledge.

Article 6 Candidates for directors shall make written promises seven days before the shareholders' general meeting, indicating their willingness to accept the candidacy, guaranteeing the truthfulness and the completeness of the material disclosed in connection with their candidacy, and promising that they will conscientiously perform the duties of the director after they are elected.

The Company shall disclose the detailed materials about the candidates seven days before the shareholders' general meeting so that shareholders will have a sufficient understanding of the candidates when they cast their votes.

Article 7 Directors shall enter into appointment contracts with the Company to specify the powers and the duties between the Company and the directors, the term of the directors, and liabilities of the directors for violation of the law or the articles of association the Company, and the compensations of the directors in the event that the Company terminates the contract before its expiration for one reason or another.

Article 8 Directors shall have the following rights:

(1) Attend meetings of the board of directors, and exercise their right to vote;

(2) Act on behalf of the Company in accordance of the articles of association of the Company or by authorization of the board;

(3) Deal with the business of the Company in accordance of the articles of association of the Company or by authorization of the board;

(4) The directors shall exercise their rights conferred by the Company conscientiously, with due care and due diligence, to ensure the following:

   (i) The business activities of the Company are in compliance with the laws, regulations and the various economic policies and requirements of the state;

   (ii) All the shareholders are treated equally;

   (iii) The directors will read carefully the various business and financial reports of the Company, and have an up-to-date knowledge about the management and business operations of the Company;

   (iv) The directors will exercise their management and disposal right themselves and will not allow themselves to be controlled by others. Without the permit by relevant laws and regulation, or without the informed consent of the shareholders' general meeting, their right of disposal shall not be transferred to others;

   (v) The directors shall subject themselves to the lawful supervision of the supervisory committee and shall accept the reasonable proposals from the latter.

Article 9 Directors shall perform the following obligations:

(1) Directors shall comply with the relevant laws, regulations and articles of association of the Company. They shall dutifully perform their obligations and protect the interests of the Company. When there is a conflict between their personal interests and those of the shareholders or of the Company, the best interest of the Company and shareholders shall prevail. They shall ensure the following:

   (i) They shall actively participate in relevant trainings to acquaint themselves of their rights, duties and obligations as directors, and of relevant laws and regulations and related knowledge required of them;

   (ii) Directors shall loyally and diligently perform their duties in good faith, in the best interests of the Company and all the shareholders;

   (iii) Directors shall devote sufficient amount of time and energy to perform their duties;

   (iv) Directors shall participate in board meetings in a conscientious manner, and shall explicitly express their views on the matters under discussion;

   (v) Directors shall comply with relevant laws, regulations and the articles of association of the Company, and shall exercise their powers within the scope of their authority. They shall not act beyond their power and shall strictly adhere to the commitments they made publicly;

(vi) They shall not enter into contracts or make transactions with the Company, except otherwise provided for in the articles of association of the Company, or with the informed consent of the shareholders' general meeting;

(vii) They shall not use insider's information for their own benefit or for the benefit of others;

(viii) They shall not operate for themselves or other businesses that are similar to those of the Company, or engage in activities detrimental to the interests of the Company;

(ix) They shall not take advantage of their position by accepting bribes or other unlawful income;

(x) They shall not embezzle funds or lend the funds of the Company to others;

(xi) They shall not take advantage of their position by converting the Company's property to themselves or others;

(xii) They shall not take commissions in connection with any transactions of the Company, without the informed consent of the shareholders' general meetings;

(xiii) They shall not open accounts in their own name for the assets of the Company;

(xiv) They shall not use the Company's assets as collateral to secure the debts for the benefit of the Company's shareholders or other individuals;

(xv) They shall not disclose the Company's confidential information which comes into their possession during their term of office without the informed consent of the shareholders' general meeting, provided, however, that they may disclose the said information to the courts or administrative authorities under the following circumstances: disclosure of such information is required by the law, in the public interests, or in the legitimate interest of the director himself;

(xvi) The directors shall be liable for the resolutions of the board of directors. If a resolution of the board of directors violates the laws, administrative regulations or these articles of association and results in the Company sustaining serious losses, the directors participating in the resolution are liable to compensate the Company. However, if it can be proven that a director expressly objected to the resolution when the resolution is voted on, and that such objection is recorded in the minutes of the meeting, such director may be released from such liability;

(2) Directors shall comply with the following disciplines:

(i) They shall participate in the various meetings of the Company at the time designated in the notice, and duly exercise their voting rights;

(ii) They shall work as a team and such working relationship should be in the interest of the Company;

(iii) They may discuss matters only in the form of board meetings. Any comments to be made or made by directors to an external party shall comply the board resolutions as well as the disclosure principles of the Company. Directors shall not disclose to an external party his opinions which are different from the board resolutions;

(iv) Directors shall ensure that they are accessible to the board of directors;

(v) Directors shall comply with other disciplines of the Company.

(3) No directors shall act for the board or the Company in its own name in the absence of a provision of the articles of association of the Company authorizing such act or without an authorization of the board of directors. When a director acts in his own name, and a third party reasonably believes that he is acting on behalf of the Company or its board, the said director should state in advance that he is not acting on behalf of the Company;

(4) When a director or an entity in which such director serves as an officer has an interest directly or indirectly in the contracts (excluding appointment contracts), transactions or arrangements either in existence or contemplated, the director shall promptly serve notice on the board and explain the nature and extent of such interest, no matter whether such matters require notification under normal circumstances.

The Company shall have the right to rescind the contracts, transactions or arrangements unless they are approved by the board at a meeting at which such interested director made disclosures to the board as required above and did not vote, and the board did not include him in the quorum, except as against a bona fide party acting thereto.

When the board casts its votes on matters under the articles of association, the interested director shall not vote. But he may provide necessary explanations to the board on the said matters.

Article 10 If a director formally serves written notice to the board prior to the board's first deliberation on entering into contracts, transactions or arrangements, stating that for reasons set forth in the notice, he has interests in the said contracts, transactions or arrangements, the director shall be deemed to have made the disclosure required hereunder.

Article 11 A director may seek resignation before the expiration of his term. When a director resigns, he shall submit a written resignation.

Article 12 In the event that due to the resignation of a director the number of directors is less than the number of directors required by law or the two-third of the number of directors specified in the articles of association, the resignation of such director shall be effective only after a new director is appoint to fill the shortfall. The board Chairman shall hold an extraordinary shareholders' general meeting to elect the new director as soon as possible.

Article 13 When a director submits his resignation or when his term expires, he is not automatically discharged of his responsibility to the Company and its shareholders before his resignation becomes effective, during the term of his employment contract, or within reasonable time after the end of his term. His obligation to keep the commercial secrets and confidential information of the Company will survive his term of office, till such information become public information. The effective period of his other obligations should be decided on a fair basis by taking into consideration the time period between the occurrence of the event and his resignation, and the circumstances in which his relationship with the Company was terminated. Prior to the expiration of the term, a director shall be liable for any losses incurred by the Company as a result of the director's resignation without approval.

Article 14 A director shall have the following responsibilities:

(1) A director shall be liable for losses sustained by the Company due to an error of the board in major investment decisions;

(2) A director shall be liable for economic and legal liabilities as a result of his violation of any laws, administrative rules or the articles of association of the Company when performing his duties, and such violations have resulted in losses of the Company;

(3) A director shall be responsible for any resolutions made by the board of directors. If a board resolution has caused material damage to the interests of the Company, the directors contributing to such resolution shall be liable for any compensations. However, if it can be proven that a director expressly objected to the resolution when the resolution is voted on, and that such objection is recorded in the minutes of the meeting, such director may be released from such liability.

Article 15 The Company shall not pay taxes on behalf of its directors in any form.

Article 16 The supervisory committee shall supervise the performance of the directors, and shall suggest any reward or punishment of the directors at the shareholders' general meeting.

Article 17 The board of directors, or the remunerations and evaluation committee under it, shall be responsible for preparing the standards for performance evaluation and shall evaluate the performance of the Directors accordingly. The director concerned shall abstain when the board of directors or its remuneration and evaluation committee deliberates on the performance and remuneration of such director.

Chapter Three Independent Directors

Article 18 The Company shall have independent directors. The independent directors shall have no other position in the Company (other than as directors of the Company), shall be independent from the Company or its major shareholders, and shall not be in any relationship with the Company or its major shareholders that will impair their independent and objective judgment.

The independent directors of the Company shall not hold any other position of responsibility in the Company other than as independent directors.

Article 19 An independent director shall meet the following requirements:

(1) is qualified to serve as independent director according to the laws, administrative rules and other relevant rules of the jurisdiction where the Company's shares are listed;

(2) has basic knowledge of the operations of a listed Company, and is well acquainted with relevant laws, administrative rules and other rules and regulations;

(3) has at least five years of experience in the legal or economic field, or other experience necessary for performance of his duties as an independent director;

(4) other conditions set forth in the articles of association of the Company.

Article 20 Apart from the above, the following persons shall not be independent directors of the Company:

(1) persons who are employed by the Company or its subsidiaries, or direct and close relatives thereof (direct relatives mean spouses, parents, and offspring, and close relatives include siblings, father-in-law and mother-in-law, daughter-in-law and son-in-law, brother-in-law and sister-in- law, and the siblings of the spouses);

(2) natural persons who hold directly or indirectly 1% or more of the Company's issued shares, or who are among the top ten shareholders of the Company, and direct relatives thereof;

(3) persons employed by company shareholders which hold directly or indirectly 1% or more of the issued shares of the Company or are among the top five shareholders of the Company, and direct relatives thereof;

(4) persons who fell under any of the above three categories in the past one year;

(5) persons who provide financial, legal or consultation services to the Company or any of its subsidiaries;

(6) other persons specified in the articles of association of the Company;

(7) other persons specified by the China Securities Regulatory Commission.

Article 21 Apart from those powers granted by the Company Law, the articles of association of the Company and other relevant laws and regulations to the directors, the independent directors shall have the following special powers:

(1) approve connected transactions the aggregate amount of which exceeds 0.03% of the Company's tangible net assets before submission to the board of directors for deliberation. Before making the decision with respect to such transactions, the independent directors may engage a professional institution to prepare independent financial advisor's reports as a basis for their decision;

(2) propose to the board of directors with respect to engaging or disengaging accounting firms;

(3) propose to the board of directors with respect to the convening of extraordinary shareholders' general meetings;

(4) propose the convening of board meetings;

(5) engage external auditing firms or consultancy firms;

(6) publicly solicit proxies from shareholders before shareholders' general meetings.

The Independent Director shall obtain the consent of over half of the independent directors in exercising any of the above powers.

Article 22 In addition to the above obligations, the independent directors shall provide their independent opinions to the board of directors or the shareholders' general meeting on the following matters:

(1) nomination, appointment and removal of Directors;

(2) appointment and dismissal of senior administrative officers;

(3) remuneration of directors and senior administrative officers;

(4) newly occurred transactions, loans and other forms of fund transfer between the Company and its shareholders, actual controllers or their affiliates, the aggregate amount of which exceeds 0.03% of the total tangible net assets of the Company, and whether the Company has taken effective measures to collect the amounts due;

(5) matters which may harm the interests of the minority shareholders;

(6) other matters provided for in the articles of association of the Company.

The independent directors shall choose to provide any of the following opinions with respect to the above matters: agree, reserve opinion and the reasons therefor, dissent and the reasons therefor, or unable to comment and the reasons therefor.

If the matters concerned fall under those which require disclosure, the Company shall publicly disclose the opinions of the independent directors. When the independent directors cannot reach a consensus, the Company shall publicly disclose the opinions of each of the independent directors.

Article 23 The independent directors owe a duty of fiduciary and diligence to the Company and its shareholders. They shall perform their duties in accordance with relevant laws and regulations and the articles of association of the Company, and shall protect the interests of the Company and prevent encroachment of the rights and interests of minority shareholders.

Article 24 The independent directors shall perform their duties independently, and shall not be influenced by the majority shareholders, actual controllers or other interested entities and individuals.

Article 25 An independent director shall serve as independent director of a maximum of five listed companies, the independent director shall ensure he has sufficient time and energy to perform his duties as independent director.

Article 26 Independent directors or prospective independent directors shall participate in trainings organized by China Securities Regulatory Commission, the stock exchange where the Company's shares are listed or their respective authorized agencies in accordance with the requirements of the China Securities Regulatory Commission or the stock exchange.

Article 27 Nomination, election and replacement of independent directors:

(1) The board of directors, the supervisory committee, and shareholder(s) who hold alone or jointly with others hold 5% or more of the issued shares of the Company shall have the right to nominate candidates as independent directors, and nominated candidates shall become independent directors by election at a shareholders' general meeting.

(2) The nominator shall have the approval of the proposed candidate for the nomination before making a nomination. The nominator shall have adequate knowledge of the profession, education, professional title and detailed work experience of the nominee as well as the status of all his part-time jobs. The nominator shall also comment on the qualification and independence of the nominee as an independent director. The nominee shall make a public statement disclaiming any relationship between him and the Company that will affect his independent judgment.

Before the shareholders' general meeting for the election of independent directors, the Company's board of directors shall announce the above information in accordance with relevant provisions.

(3) Before convening the shareholders' general meeting for the election of independent directors, the Company shall submit the written opinion of the board, and relevant materials of all the nominees to the China Securities Regulatory Commission and its local office as well as the stock exchange at which the Company's shares are listed. Dissenting opinions of the board of directors with regard to the nominees shall also be submitted. Nominees of independent directors objected by the China Securities Regulatory Commission may be candidates of the directors of the Company but not as candidates of independent directors of the Company. At the shareholders' general meeting for the election of independent directors, the board of directors shall make clear whether the nominees of independent directors are objected to by the China Securities Regulatory Commission.

(4) The term of office of the independent directors is the same as that of the other directors. Successive terms are allowed upon the expiration of the term, but may not be extended to more than 6 years.

(5) An independent director who fails to attend in person three consecutive board meetings shall be replaced upon the proposal of the board to the shareholders' general meeting.

Independent directors shall not be dismissed without just cause before the expiration of his term, unless any of the above conditions or any of the condition specifying the disqualification of a director under the Company Law has occurred. When an independent director is dismissed, the Company shall disclose the dismissal as a special discloseable matter and shall give reasons for the dismissal, and the independent director may make a public statement if he thinks that such dismissal is without justification.

(6) Independent directors may resign before the expiration of their term. The resigning independent director shall submit written resignation to the board of directors. The written resignation shall contain explanations on matters related to his resignation or any other matters which in his opinion, should be brought to the notice of the shareholders and creditors of the Company. In the event that due to the resignation of an independent director the number of independent directors falls below the required percentage, the resignation of such independent director shall be effective only after a new independent director has been appointed to fill up the vacancy.

Article 28 To ensure that the independent directors will be able to perform their duties efficiently, the Company shall provide the following to the independent directors:

(1) The Company shall ensure that the independent directors have the same right of access to information as its other directors. With regard to matters that require board decision, the Company shall serve notice on the independent directors in advance within the prescribed time, and provide sufficient materials. If the independent directors take the view that the materials are insufficient, they may request for supplementary information. When two or more independent directors take the view that the materials are insufficient or are inadequately explained, they may, in writing, jointly propose to the board for a postponement of the board meeting or for a postponement of determination of the matters concerned. Such proposal shall be adopted by the board. Materials provided by the Company to the independent directors shall be kept by the Company and the independent directors for at least five years.

(2) The Company shall provide necessary working conditions to the independent directors for the performance of their duties. The secretary of the board shall give independent directors the necessary assistance liaising with and coordinating the work of the independent directors, including (but not limited to) briefing them on the status of the Company and providing them with the relevant materials. The secretary of the board shall be responsible for handling the disclosure matters in connection with any independent opinions, proposal or written explanatory statements made or given by the independent directors which shall be disclosed.

(3) The Company and its relevant personnel shall actively cooperate with the independent directors when the latter perform their duties and provide accurate information to the independent directors, and shall not refuse to do so, obstruct or interfere the independent directors in discharging their duties or hide information from the independent directors.

(4) The expenses incurred as a result of the engagement by the independent directors of professional institutions because of the performance of their duties shall be borne by the Company.

(5) The Company shall pay subsidies to the independent directors. The rate of such subsidy shall be proposed by the board and then approved by the shareholders' general meeting. It shall also be disclosed in the Company's annual report.

Apart from the above subsidies, the independent directors shall not take any extra and undisclosed interests from the Company or from its major shareholders, interested parties and other persons.

(6) The Company shall have a liability insurance plan for the independent directors, to reduce the possible risks of the independent directors in performing their duties.

Article 29 The Company's board or its remuneration and evaluation committee shall evaluate the performance of the independent directors. The independent directors' evaluation shall consist of their self-evaluation and mutual evaluation.

Article 30 The provisions hereunder with regard to directors shall also apply to independent directors. If there is any conflict between this chapter and the said provisions, the provisions of this chapter shall prevail.

Chapter Four Organization and Duties of the Board of Directors

Article 31 The Company shall have a board of directors as its center of decision-making. By the authorization of the shareholders' general meeting, the board shall be responsible to the shareholders' general meeting for the operation and management of the corporate property.

Article 32 The board of directors shall consist of fifteen (15) Directors. The board of directors shall have one (1) Chairman and two (2) Vice-chairmen.

Among the independent directors, at least one shall be an expert in accounting (i.e., an accountant with high professional ranking or the qualification of a certified public accountant). In the event that due to an independent director's failure to satisfy the requirement for his independence or other conditions that render him incapable of performing his duties as an independent director, the number of independent directors falls short of the required number, the Company shall fill the shortfall in accordance with relevant provisions. Apart from the aforesaid, the board shall have a balanced professional structure, and the directors shall be competent for the job in terms of their knowledge, skill and aptitude.

Article 33 The board of directors shall exercise the following powers:

(1) Be responsible for the convening of the shareholders' general meeting and to report on its work to the shareholders' general meeting;

(2) Implement the resolutions of the shareholders' general meetings;

(3) Decide on the Company's business plans and any investment project which is below 50% of the Company's recently audited net assets, including entering into major contracts of guaranty, mortgage, loans, trust, commission, donation, contracting and lease agreements, and investment, etc.;

(4) Decide on the following purchases or sales of assets:

(i) The aggregate amount or value of the consideration for the proposed disposition, and the amount or value of the consideration for any such disposition of any fixed assets of the Company that has been completed in the period of four (4) months immediately preceding the proposed disposition, exceed 33% of the value of the Company's fixed assets as shown in the Company's most recent audited account;

(ii) The total amount of the assets to be purchased or sold according to the most recently audited financial report, evaluation report or verification report (including the debts and expenses) is below 50% of the Company's most recently audited net assets;

(iii) The absolute value of the net profit or loss of the asset to be purchased (according to the audited financial report of the pervious year) is below 50% of the absolute value of the Company's audited net profit or loss in the preceding year;

(iv) The absolute value of the net profit or loss of the asset to be sold or the absolute value of the profit or loss of the transaction is below 50% of the absolute value of the listed Company's audited net profit or loss in the preceding year;

(5) Undertake risk investments, the amount of which shall be less than 10% of the Company's most recent audited net assets (as shown in the Company's most recent audited account). Investment in such undertaking show follow stringent procedures of examination and decision making. Major investment projects which exceed the aforesaid amount shall be examined by relevant specialists and then submitted to the shareholders' general meeting for approval.

The above risky investments are those which involve areas the Company has never ventured into in the past, and are outside the Company's scope of normal business, or those which the board of directors considers as highly risky and uncertain, including but not limited to investment on shares, futures or foreign exchanges transactions, etc.

(6) Cancel less than 10% of the Company's most recently audited net assets (as shown in the Company's most recent audited account). When the assets to be cancelled are more than 10% of the Company's net assets, the board of directors should submit the proposal to the shareholders' general meetings for approval;

(7) Formulate the Company's annual preliminary and financial budgets;

(8) Formulate the Company's profit distribution plan and plan for making up losses;

(9) Formulate proposals for increases or reductions in the Company's registered capital and for issue of debentures or other instruments of the Company and prepare plans for major acquisition, repurchase Company's shares or mergers, division and dissolution of the Company;

(10) Decide on the establishment of the Company's internal management structure;

(11) Pursuant to the Chairman's nomination to appoint or dismiss the Company's president, the secretary of the board of directors and decide the remunerations thereof, and pursuant to the president's nominations to appoint or dismiss the vice-presidents, the financial controller, the general economic officer, chief engineer and the chief flying officer of the Company;

(12) Establish the Company's following basic management system:

(i) asset management system and the supervision system;

(ii) labor employment system, wages and compensation system, welfare system, reward system and the supplementary social security system;

(iii) financial accounting system;

(iv) other important systems that should be established by the board of directors;

(13) Prepare proposals for any amendment to the Company's articles of association;

(14) Manage the release of the Company's information;

(15) Propose to the shareholders' general meeting the engagement or replacement of the Company's accounting firm;

(16) Hear the reports of the Company's president, and examine the work of the president (if the president is also a director, the president-director shall abstain from exercising his rights as director when the board examines his work as president);

(17) Formulate proposals on the remuneration and subsidies of the directors;

(18) Formulate proposals on the rate of subsidies for the independent directors;

(19) Exercise any other powers granted by laws, regulations or the Company's articles of association or conferred by the shareholders' general meetings.

The board shall exercise its powers by holding board meetings and passing resolutions for implementation.

Article 34 The board of directors shall carry out its duties in compliance with the laws, the articles of association and resolutions of the shareholders' general meetings, and shall subject itself to the supervision of the supervisory committee. With respect to matters that require approval by relevant government authorities, the resolutions shall be submitted for approval before implementation.

Article 35 The board of directors may set up strategy, nomination, and remuneration and evaluation committees according to the Company's actual needs. Members of these special committees shall all be directors, and in the auditing committee, the nomination committee, the remuneration and evaluation committee, the independent directors shall form the majority and shall be responsible for convening the committee meetings. In the auditing committee at least one independent director shall be an accounting professional.

(1) The strategy committee shall primarily be responsible for research and proposal with regard to the Company's long term development and major investment decisions.

(2) The auditing committee shall primarily be responsible for (i) proposing the engagement and replacement of the external auditor; (ii) supervising the Company's internal auditing system and implementation thereof; (iii) liaison between internal and external auditors; (iv) verifying and disclosing the Company's financial information (v) checking the internal control system of the Company.

(3) The nomination committee shall primarily be responsible for (i) formulating the standards and procedure for selecting directors, managers, and making proposals in connection therewith, (ii) search for competent candidates of directors and managers; (3) evaluating the candidates of directors and managers and making proposals in connection therewith.

(4) The remuneration and evaluation committee shall primarily be responsible for (i) formulating the standard for evaluation of directors and managers, evaluating directors and managers and making proposals in connection therewith; (ii) deliberating on and reviewing the directors and senior administrative officers' remuneration policy and plan.

Article 36 The special committees may engage intermediate agencies for professional advice, and the expenses incurred shall be borne by the Company.

Article 37 The special committees are accountable to the board of directors, and the proposals made by each of the special committees shall be submitted to the board of directors for examination and decision.

Chapter Five Board Chairman

Article 38 The Chairman of the board shall be a director other than an independent director. He is the legal representative of the Company.

The Chairman and the Vice-chairmen shall be elected and removed by more than one half of all the members of the board of directors. The term of office of the Chairman and the Vice-chairmen is three (3) years, renewable upon re-election.

The Chairman and Vice-chairmen of the board shall comply with provisions with regard to directors under Chapter Two hereunder.

Article 39 The procedures for electing the Chairman and Vice-chairmen are as follows: One or more of the directors shall propose candidates, and after discussion at a board meeting, the candidate shall be elected as the Chairman by more than one half of all the members of the board of directors.

The procedure for removing the Chairman and Vice-chairmen is as follows: One or more of the directors shall propose the removal, and after discussion at a board meeting, the removal will be approved by more than one half of all the members of the board of directors.

Apart from the above, no director shall bypass the board of directors by proposing the candidates for or removal of the Chairman or the Vice-chairmen to other departments or offices.

Article 40 The Chairman shall have the following qualifications:

(1) Knowledgeable about the market, and capable of correctly analyzing and judging the macro economic situation within or outside of China and the trend of the market development, capable of chartering the course of the Company and making decisions, willing to take responsibilities;

(2) Democratic and broad minded, relying on a system of meritocracy in selecting people, and capable of rallying people around him;

(3) Good at coordinating among the board of directors, the management and the trade union;

(4) Experienced in business management and economic work, well acquainted with the business of the Company and knowledgeable about the operation of a number of other businesses, and having a good knowledge about relevant policies, laws and regulations of the state;

(5) Honest, diligent, un-corrupted, impartial and upright;

(6) Energetic, with a strong sense of mission and responsibility, and daring to be a path breaker and do pioneering work.

Article 41 In principle, the Chairman of the board and the president shall not be one person.

Article 42 The Chairman of the board of directors shall exercise the following powers:

(1) to preside over shareholders' general meetings and to convene and preside over meetings of the board of directors;

(2) to check on the implementation of resolutions of the board of directors;

(3) to exercise some of the powers of the board of directors conferred by the board of directors;

(4) to sign the certificates of securities, debentures or other instruments of value issued by the Company;

(5) to sign important documents of the board of directors and other documents that should be signed by the legal representative of the Company, and do the following:

(i) examining and approving the use of the fund of the board of directors;

(ii) signing any documents relating to the appointment and removal of the president, vice-president, secretary of the board of directors, financial controller, and directors according to the decision of the board of directors;

(iii) signing the appointment and removal of the principal officers of the subordinate branches which do not have independent legal person status, according to the decision of the board of directors;

(6) exercising his power as the legal representative of the Company, and signing letters of authorization to the president or other officers of the Company in accordance with the needs of the Company's business;

(7) approving and signing expenditures (including capitalization investment that are under RMB50,000,000) that do not exceed 15% of the Company's budget, and approving and signing expenditures that are not covered in the Company's budget which are less than RMB10,000,000 each and less than RMB30,000,000 in the aggregate for the year;

(8) approving mortgage financing and loan agreements relating to short term loan which is less than RMB100,000,000 each;

(9) exercising his special right of disposal with respect to the affairs of Company in accordance with the laws and in the best interest of the Company in the event of force majeure such as an event of natural calamity, and to report to the board of directors and the shareholders' general meeting thereafter;

(10) exercising other powers conferred by the board of directors or authorized by the articles of association of the Company.

Article 43 When the Chairman is unable to exercise his powers, he may designate a Vice-chairman to exercise such powers on the Chairman's behalf.

Chapter Six Secretary of the Board

Article 44 The board of directors shall have a secretary. The secretary of the board is a senior administrative officer of the Company and is accountable to the board. The secretary shall be nominated by the Chairman and shall be removed by the board of directors.

Article 45 The secretary of the board of directors shall have the following qualifications:

(1) have a university degree, and at least three years experience in the work of finance, accounting, auditing, business management or law, having undergone training for board secretaries administered by the China Securities Regulatory Commission or other authorities and having passed examinations thereof;

(2) knowledgeable about financial management, tax, laws, financing, business management, and the use of the computer, having fine personal ethics and good professional ethics, adhering to laws, rules and regulations, and devoted to his work;

(3) a director of the Company or other senior administrative officers may also serve as secretary of the board of directors, however, the president, financial controller or supervisors shall not be secretary of the board of directors;

(4) the instances under Article 3 hereunder disqualifying a director shall also apply to the secretary of the board of directors;

(5) accountants from the accounting firm retained by the Company, or lawyers from the law firm retained by the Company, shall not serve as secretary of the board of directors.

When a director also serves as secretary of the board of directors, such director-secretary shall not play a dual role in making a decision that requires action both by the directors and the secretary.

Article 46 The secretary of the board of directors is nominated by the Chairman and appointed or removed by the board.

When appointing the secretary, the Company shall enter into a confidentiality agreement with the secretary requiring the secretary to comply with his obligation of confidentiality after the termination of his appointment until such time when the relevant information is disclosed to the public.

Article 47 The duties of the secretary of the board of directors are as follows:

(1) prepare and submit reports and documents which the relevant authorities of the state or the stock exchange require the board of directors or the shareholders' general meeting to provide;

(2) coordinate and address the day-to-day work of the board of directors, and do the work assigned by the Chairman;

(3) be responsible for the management of the Company's shares and securities;

(4) prepare board meetings, shareholders' general meetings and other meetings organized by the board in accordance with statutory procedures, draft the reports, resolutions, briefs and notices of any board and the shareholders' general meeting, and take minutes of the meetings and keep the minutes and records;

(5) be responsible for the disclosure of the Company's information, ensure that the disclosures are timely, accurate, true and complete;

(6) make documents and records available to those who are entitled to use such documents and records;

(7) advise the directors, supervisors, and senior administrative officers of the Company of their duties as well as their obligations to comply with the relevant laws, regulations, rules, policies and relevant provisions of the Company's articles of association;

(8) assist the board of directors in complying with the relevant laws, regulations, rules, policies and relevant provisions of the Company's articles of association when the board of directors exercises its powers, raise objections if the Board's decision violates any laws, regulations and relevant provisions of the stock exchange or articles of association of the Company, in order to avoid causing injuries or losses to the Company and its investors;

(9) provide legal support, consulting services and proposals on important decisions of the board of directors;

(10) prepare for the promotional campaigns of the Company within or outside of China;

(11) address matters between the Company on the one hand and the board of directors, the securities regulatory office, the stock exchange, the intermediate agencies or investors on the other hand;

(12) coordinate matters between the Company and the investors;

(13) responsible for the keeping of the register of shareholders, directors list, shareholding information about the major shareholders and directors, and the seal of the board of the directors;

(14) address other matters conferred by the board of the directors;

(15) other duties required of him by the stock exchange and the securities regulatory office.

Article 48 The secretary shall comply with the articles of association of the Company, shall assume legal liabilities as a senior administrative officer of the Company, and shall have the duty of good faith and due diligence. He shall not use his power to seek benefits for others.

Article 49 After the former secretary quits his office, a new secretary shall be appointed within three months. At the same time, a securities representative of the board of directors shall be appointed to perform the duties of the secretary when the secretary can not perform his duties. The securities representative shall be nominated by the secretary, and shall be appointed by the Chairman. The securities representative shall meet the qualifications of the office of the secretary.

Article 50 The Company shall report to the stock exchange the methods of communication with the secretary, including his office phone number, home phone number, mobile phone number, fax number, mailing address and his special e-mail address.

The secretary shall keep himself accessible to the stock exchange at all time.

Article 51 The board shall not dismiss the secretary without sufficient reasons. When the board dismiss a secretary or when the secretary resigns, the board of directors shall report the matter to the stock exchange, explain the reasons therefor, and make public announcement with respect thereto.

Article 52 Before the secretary leaves his office, he should be examined by the board of directors and the supervisory committee. Relevant documents, records and processing and pending matters shall be handed over under the supervision of the supervisory committee.

Chapter Seven Procedures for Board Meetings

Article 53 Discussion among the directors shall proceed in the form of board meetings. board meetings shall be convened and presided by the Chairman or by a director authorized by the Chairman. When the Chairman is unable to perform his duty under special circumstances, he may designate a Vice-chairman of the board to convene and preside over the meeting on his behalf. When the Chairman neither performs his duty without reasons nor designates another person to do so on his behalf, one half or more of the directors may elect a director to convene such meeting.

Article 54 Meetings of the board of directors shall be held at least twice every year, and these meetings shall be held within two days before the release of the Company's annual report for the previous year and the releasing of the Company's interim report respectively to discuss and examine the relevant reports.

Article 55 Under any of the following circumstances, the Chairman shall convene an extraordinary meeting of the board of directors within 10 working days:

(1) When the Chairman deems it necessary;

(2) When one-third or more of the directors propose such a meeting;

(3) When one half or more of the independent directors propose such a meeting;

(4) When the supervisory committee proposes such a meeting;

(5) When the president proposes such a meeting.

Article 56 Notice of the board meeting shall be served in the following manner:

(1) Notice shall be served on all the directors not less than ten (10) days before the date of the meeting by way of telex, telegram, facsimile, express delivery, registered mail or personal delivery;

(2) Notice by telephone, telex, telegram, facsimile, express delivery, registered mail or personal delivery shall be served on all directors 8 hours before an extraordinary meeting.

If notice is served by personal delivery, it shall be deemed to have been effectively given on the date of the receipt which is signed or sealed by the recipient. If notice is sent by mail, it shall be deemed to have been effectively given on the fifth business day following the date of mailing. If notice is sent through fax, it shall be deemed to have been effectively given on the date indicated on the receipt.

Article 57 Notices of board meetings shall contain the following:

(1) date and place of the meeting;

(2) duration of the meeting, and matters to be discussed;

(3) date when the notice is sent.

Article 58 Issues to be discussed shall be sent to the directors and other related persons together with the notice.

The board shall provide the directors with sufficient material, including background information relevant to the issues to be discussed, and information and data that will help directors understand the status of the Company's business. When two or more independent directors think that the materials are insufficient or are inadequately explained, they may jointly propose to the board a postponement of the board meeting or putting the matter aside for later deliberation. Such proposal shall be adopted by the board.

Article 59 The directors shall attend board meetings in person. When a director is unable to attend the meeting in person for any reason, he may appoint another director to attend the meeting on his behalf. An independent director may only authorize another independent director to attend the meeting on his behalf.

The power of attorney shall state the name of the proxy, the matter which is entrusted to the proxy, the power of the proxy and the term of validity for such proxy. The power of attorney shall be signed or sealed by the appointer and the proxy shall exercise the powers within the scope of the authorization.

When a director authorizes another director to attend a board meeting as a proxy, the appointer shall independently bear liabilities which arise as a consequence of the proxy's decision within the power of authorization.

Article 60 If a director neither attends a board meeting nor authorizes a proxy to attend the meeting on his behalf, he shall be deemed to have forfeited his right to vote at the meeting.

If a director does not attend two consecutive board meetings nor authorizes another director to attend the meetings on his behalf, the board of directors shall have the right to propose to the shareholders' general meeting for a replacement of such director.

Article 61 The president, the supervisors and the secretary shall attend the board meetings as non-voting members. Members of the management who are not directors and persons related to the topic of discussion may attend the meetings as non-voting members if necessary. Non-voting members may state their opinions on related topics, but they have no right to vote on the matter.

Article 62 The board's motions shall be submitted according to the following procedures:

(1) Proposing the motions: According to the powers of the board, a motion shall be put forward by the Chairman, the supervisory committee, or the president. They may also be put forward by a director or jointly by several directors.

(2) Preparing the motions: The motions proposed by the Chairman, the supervisory committee or by the president may be prepared by themselves or be handed over by the secretary to relevant department. The motion proposed by one director or by several directors may be prepared by the director or directors proposing such motions, or be handed over by the secretary upon approval by the Chairman to relevant department.

(3) Submission of motions: After the motions are prepared, the secretary of the board of directors shall collect comments and opinions among relevant persons. After elaboration, evaluation, modification by relevant parties and persons, a sufficiently sophisticated resolution will be submitted to the board for deliberation.

(4) Connected transactions the total amount of which exceeds 0.03% of the tangible net asset of the Company shall be approved and signed by the independent directors before submission to the board of directors for deliberation as a proposed motion.

Chapter Eight Voting Procedures of Board Meetings

Article 63 A board meeting shall be held only with the attendance of half or more of the all directors.

Article 64 Board meetings are based on the principle of collective deliberation. Each director should be given an opportunity to express his opinions before making a vote.

Article 65 Directors participating in a board meeting vote for or against the board resolutions by casting a written and open ballot. Each of the resolutions shall be voted for or against and each director shall have one vote. The directors may either vote for or against a resolution and usually they are not allowed to abstain. If a director chooses to abstain, he must give reasons for such abstention and such reasons shall be kept in record.

Board resolutions are adopted by more than one half of all the Directors.

Article 66 Extraordinary meetings of the board may be held through an exchange of faxed documents, which, after being signed by the voting directors, shall be adopted as resolutions if the directors are given a fair opportunity to express their views.

Meeting minutes that have been completed and accepted shall be signed by the Chairman and all the attending directors (including proxies) as well as by the secretary of the board of directors. A complete copy of the minutes shall be given to each of the directors.

Article 67 When the board examines matters regarding connected transactions, the interested directors shall abstain and refrain from voting.

If a Director falls under any of the following categories, he is an interested director:

(1) He deals personally with the listed Company on any connected transactions;

(2) He has a position at or owns a controlling interest in an enterprise which is a connected person of the Company;

(3) He must abstain in accordance with relevant laws, regulations and articles of association of the Company.

Article 68 If the matter being discussed at a board meeting is of importance and can be put off for deliberation later, it may be re-considered upon the proposal of one third of the directors attending such meeting. If a resolution has been voted on, it may be re-considered upon the proposal by the Chairman, by the supervisory committee or by the president. But such reconsideration shall not occur more than twice.

Article 69 The board shall hear the opinions of the trade union and the employees of the Company before discussing and deciding on matters directly related to the interests of the employees, such as wages, housing, welfare benefits, labor insurance.

The board shall hear the opinions of the trade union and the employees of the Company before discussing and deciding on major issues relating to the business operations of the Company and before formulating important rules and disciplines.

Article 70 The person presiding over a board meeting may decide to adjourn or resume a board meeting when necessary.

Article 71 Directors shall not retire from a board meeting without approval of the person presiding over the meeting. If a director retires without the approval, he shall be deemed to have forfeited his right as director at the meeting.

Article 72 The secretary of the board or his authorized representative shall keep detailed minutes of the discussion at the board meetings. Such minutes shall be signed by the directors, the secretary of the board and the clerk attending the meeting. An attending director shall be entitled to have his explanations to his statements made at the meeting recorded. The records of the board meetings shall be kept by the secretary of the board of directors as corporate files. They form the basis for imposing liabilities on the directors.

Article 73 The minutes of the board meetings shall contain the following:

(1) the date and place of the meeting, and the name of the person presiding over the meeting;

(2) the names of directors attending the meeting, and the names of directors (proxies) authorized by other directors to attend the meeting;

(3) the agenda of the meeting;

(4) the main points of the Directors' speeches;

(5) the method and the result of voting on each resolution (the result of the voting shall indicate the number of votes against and for the resolution, and the number of abstentions).

Article 74 Directors attending the board meeting shall sign their names on the board resolutions and be held liable for such board resolutions. The directors shall be liable for the resolutions of the board of directors. If a resolution of the board of directors violates the laws, administrative regulations or these articles of association and results in the Company sustaining serious losses, the directors participating in the resolution are liable to compensate the Company. However, if it can be proven that a director expressly objected to the resolution when the resolution is voted on, and that such objection is recorded in the minutes of the meeting, such director may be released from such liability.

Article 75 A director who does not sign his name on the minutes or summary of the meeting shall be deemed to be absent from such meeting without justifiable reasons.

Chapter Nine Procedure for Public Announcement of Board Resolutions

Article 76 Except the relevant stock exchange does not impose such requirement, the secretary of the board of directors shall submit the minutes and summary of the board meeting to the stock exchange at which the Company is listed within two business days after the end of the board meeting.

Article 77 The secretary of the board of directors shall be responsible for making public announcements regarding matters in the board resolutions which require a vote at a shareholders' general meeting or which involve listing rules of the stock exchange at which the Company is listed. Others matters which requires public announcement in the view of the stock exchange shall also be publicly announced.

The secretary of the board of directors shall provide materials relating to a board meeting which are required by the stock exchange at which the Company is listed within the prescribed time.

Chapter Ten Record Keeping

Article 78 The board of directors shall keep in the Company the minutes and records of the present and previous terms of shareholders' general meetings, board meetings, supervisory committees' meetings, the Company's financial reports and auditing reports, and the register of shareholders, and shall make them available for examination.

Article 79 The secretary of the board of directors shall be responsible for formulating a method for keeping the record of the board, and shall effectively manage the records of the board in accordance with relevant rules.

Chapter Eleven Other Procedures of the Board

Section I Decision Making Procedures of the Board

Article 80 With regard to proposing shareholders' general meetings

(1) The annual shareholders' general meeting shall be proposed by the Chairman, and extraordinary shareholders' general meetings shall be proposed by anyone who has the legal right to propose such meetings;

(2) The office of the secretary of the board of directors, the financial department and relevant departments of the Company shall prepare the relevant materials;

(3) The Chairman and the president shall read and examine such materials;

(4) The secretary of the board of directors shall collect all the materials and make arrangements for a board meeting;

(5) Board discussion;

(6) Board resolution;

(7) Public announcement by the secretary of the board of directors of the board resolutions.

Article 81 Approving the Company's audited financial reports

(1) Proposal by the Chairman;

(2) The president shall cause the financial controller or the financial management department to prepare related materials;

(3) The president shall examine the reports;

(4) The secretary of the board of directors shall collect all the materials and make arrangements for a board meeting;

(5) Board discussion;

(6) Board resolution, and submission of the resolution to the shareholders' general meeting for examination.

Article 82 Approval of the Interim Financial Reports

(1) Proposal by the Chairman;

(2) The president shall cause the financial controller or the financial management department to prepare related materials;

(3) The president shall examine the reports;

(4) The secretary of the board of directors shall collect materials and make arrangements for a board meeting;

(5) Board discussion;

(6) Board resolution.

Article 83 Making Plans for Major Purchases and Sales

(1) Proposal by one who has the legal right to propose;

(2) The board shall authorize relevant departments to prepare related materials;

(3) The Chairman and the president shall examine the materials;

(4) The secretary of the board of directors shall collect materials and make arrangements for a board meeting;

(5) Board discussion;

(6) Board resolution, and submission of the resolution to the shareholders' general meeting for examination.

Article 84 Deciding on the Company's Business Plan

(1) Proposal by the Chairman;

(2) The president shall cause relevant departments to prepare materials for and prepare a draft plan;

(3) The president shall examine the plan to be submitted to the board;

(4) The secretary of the board of directors shall collect materials and make arrangements for a board meeting;

(5) Board discussion;

(6) Board resolution.

Article 85 Deciding on Investment Plans

(1) Proposal by the Chairman;

(2) The president shall cause relevant departments to collect materials for and prepare a draft plan;

(3) The president shall examine the plans to be submitted to the board;

(4) The secretary of the board of directors shall collect materials and make arrangements for a board meeting;

(5) Board discussion;

(6) Board resolution.

Article 86 Approving and signing for expenditure (including investment projects) that are in excess of 15% of the Company's budget, approving and signing expenditure that are not covered in the Company's budget which are RMB10,000,000 each or more and short term mortgage financing or loan agreements that are RMB100,000,000 each or more:

(1) Proposal by the president;

(2) The president shall cause relevant departments to collect materials for and prepare a draft plan;

(3) The president shall examine the plan to be submitted to the board;

(4) The secretary of the board of directors shall collect materials and make arrangements for a board meeting;

(5) Board discussion;

(6) Board resolution. If the resolution involves 15% or more of the Company's tangible net asset, the secretary of the board of directors shall be responsible to issue a public announcement. If the resolution involves 50% or more of the Company's tangible net asset, it shall be submitted to the shareholders' general meeting for examination;

(7) The secretary of the board of directors shall notify relevant authorities.

Article 87 Deciding on connected transactions that involve 0.03% or more of the Company's net asset:

(1) Proposal by the president;

(2) The president shall cause relevant departments to collect materials for and prepare a draft plan;

(3) The president shall examine the plans to be submitted to the board;

(4) The secretary of the board of directors shall make arrangements for a meeting at which relevant departments of the Company shall report to the independent non-executive directors about the transaction;

(5) The secretary of the board of directors shall collect materials and make arrangements for a board meeting;

(6) Board discussion;

(7) Board resolution. The secretary of the board of directors shall make a public announcement regarding the resolution, if the resolution involves 3% or more of the Company's tangible net asset, it shall be submitted to the shareholders' general meeting for examination;

(8) The secretary of the board of directors shall notify relevant authorities.

Article 88 Setting up the Company's Management Structure

(1) Proposal by the president;

(2) The human resource department of the Company shall collect materials for and prepare a draft plan;

(3) The president shall examine the plan to be submitted to the board;

(4) The secretary of the board of directors shall collect materials and make arrangements for a board meeting;

(5) Board discussion;

(6) Board resolution;

(7) The office of the secretary of the board of directors shall notify the human resource department of the Company.

Article 89 Preparing the Company's Annual Budget and Final Settlement Plan

(1) Proposal by the Chairman;

(2) The president shall cause relevant departments to collect materials for and prepare a draft plan;

(3) The president shall examine the plan to be submitted to the board;

(4) The secretary of the board of directors shall collect materials and make arrangements for a board meeting;

(5) Board discussion;

(6) Board resolution, and submission of the resolution to the shareholders' general meeting for examination.

Article 90 Making Plans for Distributing Profits and Making up Losses

(1) Proposal by the Chairman;

(2) The president shall cause relevant departments to collect materials for and prepare a draft plan;

(3) The president shall examine the plan to be submitted to the board;

(4) The secretary of the board of directors shall collect materials and make arrangements for a board meeting;

(5) Board discussion;

(6) Board resolution, and submission of the resolution to the shareholders' general meeting for examination.

Article 91 Making Plans for Issuing Stocks and Debentures

(1) Proposal by one who has the legal right to propose;

(2) The office of the secretary of the board of directors, the financial department and the legal department shall prepare related materials;

(3) The Chairman and the president examine the reports;

(4) The secretary of the board of directors shall collect materials and make arrangements for the meeting;

(5) Board discussion;

(6) Board resolution, and submission of the resolution to the shareholders' general meeting for examination.

Article 92 Making Plans for Increasing or Reducing the Company's Registered Capital

(1) Proposal by one who has the legal right to propose;

(2) The office of the secretary of the board and relevant departments of the Company shall prepare related materials;

(3) The Chairman and the president shall examine the reports;

(4) The secretary of the board of directors shall collect materials and make arrangements for a board meeting;

(5) Board discussion;

(6) Board resolution, and submission of the resolution to the shareholders' general meeting for examination.

Article 93 Making Plans for Mergers, Division and Dissolution

(1) Proposal by one who has the legal right to propose;

(2) The office of the secretary of the board of directors and relevant departments shall prepare related materials;

(3) The Chairman and the president shall examine the reports;

(4) The secretary of the board of directors shall collect materials and make arrangements for a board meeting;

(5) Board discussion;

(6) Board resolution, and submission of the resolution to the shareholders' general meeting for examination.

Article 94 Amending Articles of Association

(1) Proposal by one who has the legal right to propose;

(2) The office of the secretary of the board of directors and relevant departments shall prepare materials;

(3) The Chairman and the president shall examine the reports;

(4) The secretary of the board of directors shall collect materials and make arrangements for a board meeting;

(5) Board discussion;

(6) Board resolution, and submission of the resolution to the shareholders' general meeting for examination.

Article 95 Proposing Auditors or Replacement of Auditors to the Shareholders' General Meeting

(1) Proposal by one who has the legal right to propose;

(2) The financial department shall prepare materials;

(3) The Chairman and the president shall examine the reports;

(4) The secretary of the board of directors shall collect materials and make arrangements for a board meeting;

(5) Board discussion;

(6) Board resolution, and submission of the resolution to the shareholders' general meeting for examination.

Article 96 Electing Chairman

(1) Proposal by one who has the legal right to propose;

(2) The secretary of the board of directors shall collect materials and make arrangements for a board meeting;

(3) Voting at the board meeting;

(4) Board resolution;

(5) The office of the secretary of the board of directors shall prepare the document, and then release the document in the name of the Company.

Article 97 Hiring and Dismissal of the President, Deciding on Remunerations, Rewards and Punishments

(1) Proposal by Chairman;

(2) The office of the secretary of the board of directors and the human resource department shall prepare materials about the candidates;

(3) The Chairman shall examine the materials;

(4) The secretary of the board of directors shall collect materials and make arrangements for a board meeting;

(5) Board discussion;

(6) Board resolution;

(7) The office of the secretary of the board of directors shall prepare the documents, and then release the document in the name of the Company.

Article 98 Deciding on Other Important Business Matters

(1) Proposal by the president or director;

(2) The president shall cause relevant departments of the Company to prepare materials;

(3) The president shall examine the materials;

(4) The secretary of the board of directors shall prepare materials and make arrangements for a board meeting;

(5) Board discussion;

(6) Board resolution;

(7) The office of the secretary of the board of directors shall notify the relevant authorities.

Article 99 When persons, who are seconded by the Company to act as directors of affiliated companies are called upon to vote at a board meeting or a shareholders' general meeting of the affiliated Company on matters involving the above provisions, especially Articles 84-88 and 90-94 hereunder. The seconded director shall seek authorization from the Company's board of director for the said matters:

(1) Report to the president by the director who is seconded by the Company on the matter to be voted on;

(2) The president shall cause relevant departments of the Company to prepare materials;

(3) The president shall examine the materials;

(4) The secretary of the board of directors shall collect materials and make arrangements for a board meeting;

(5) Board discussion;

(6) Board resolution;

(7) The office of the secretary of the board of directors shall notify the seconded director and the relevant departments.

Section II Examination Procedures of the Board

Article 100 In the course of implementing a board resolution, the Chairman (or the authorized departments or persons) may examine the progress of the implementation. If in the course of examination, the Chairman finds any violations of the resolution, he may request the president to verify the violation and propose a board meeting to discuss and decide on punishments.

Chapter Twelve Fund of the Board

Article 101 With the approval of the shareholders' general meeting, the Company's board of directors shall set up a fund for the board of directors. The secretary of the board shall be responsible for preparing a plan for the fund, which, upon approval by the Chairman, shall be included in the budget of the year as management expenses.

Article 102 Uses of the Fund

(1) For board meetings;

(2) For activities carried on in the name of the Chairman or the board of directors;

(3) As incentives for directors and relevant persons for their outstanding performances;

(4) As special expenses for the board and the Chairman;

(5) As other expenses approved by the board.

Article 103 The fund of the board shall be managed by the financial department of the Company. Each of the expenditure shall be approved by the Chairman or such person delegated by the Chairman.

Chapter Thirteen Others

Article 104 In these Rules, the term a sum and above include such sum while more than a sum or less than a sum does not include such a sum.

Article 105 Matters not covered by these rules shall be dealt with in accordance with relevant laws, regulations of the state and the articles of association of the Company.

Article 106 In the event that these rules conflict with laws and regulations such as the Corporate Law of the People's Republic of China, the Securities Law of the People's Republic of China, the Regulatory Opinions on Shareholders' General Meetings of Listed Companies, and the articles of association of the Company, the above laws and regulations shall prevail and these rules shall be amended accordingly.

Article 107 Amendments to these rules shall be drafted by the board of directors and then submitted to the shareholders' general meeting for examination and approval.

Article 108 These rules are subject to the interpretation of the board of directors.

Article 109 These rules shall be implemented as of the date when they are approved by the shareholders' general meeting.

中國南方航空股份有限公司
China Southern Airlines Company Limited

(於中華人民共和國註冊成立之股份有限公司)

董事會議事規則

中國南方航空股份有限公司

董事會議事規則

第一章　總　則

第一條　為了進一步明確董事會的職權範圍，規範董事會內部機構及運作程序，確保董事會的工作效率和科學決策，充分發揮董事會的經營決策中心作用，根據《中華人民共和國公司法》、《上市公司治理準則》、《中國南方航空股份有限公司章程》及其他有關法律法規規定，制定本規則。

第二章　董　事

第二條　董事的任職資格：

(一)　董事為自然人，董事無需持有公司股份；

(二)　符合國家法律、法規；

第三條　有下列情形之一者，不得擔任公司的董事：

(一)　無民事行為能力或者限制民事行為能力；

(二)　因犯有貪污、賄賂、侵佔財產、挪用財產罪或者破壞社會經濟秩序罪，被判處刑罰，執行期滿未逾五年，或因其他犯罪被剝奪政治權利，執行期滿未逾五年；

(三)　擔任因經營不善而破產清算的公司、企業的董事或者廠長、經理並對該公司、企業的破產負有個人責任的，自該公司、企業破產清算完結之日起未逾三年；

(四)　擔任因違法被吊銷營業執照的公司、企業的法定代表人，並負有個人責任的，自該公司、企業被吊銷營業執照之日起未逾三年；

(五)　個人所負數額較大的債務到期未清償；

(六)　國家公務員；

(七)　被中國證監會確定為市場禁入者，並且禁入尚未解除的人員。

公司違反前款規定選舉的董事，該選舉無效。

第四條　董事由股東大會選舉或更換，每屆任期三年，與董事會任期相同。董事任期屆滿，可連選連任。董事任期屆滿以前，股東大會不得無故解除其職務。

董事任期從股東大會通過之日起計算，至三年後下屆董事會產生之日止。

在每屆任期過程中增、補選的董事，其董事任期為當屆董事會的剩餘任期，即從股東大會通過其董事提名之日起計算，至當屆董事會任期屆滿後下屆董事會產生之日止。

第五條　公司董事會、單獨或者合並持有公司已發行股份5%以上的股東可以提出董事候選人，經股東大會選舉決定。

提名董事候選人應符合下列原則：

(一)　所提名候選人符合有關法律、法規、公司章程及本議事規則的要求，確保能夠在董事會上進行富有成效的討論，使董事會能夠作出科學、迅速和謹慎的決策。

(二)　所提名候選人應具備履行職務所必需的的知識、技能和素質。

(三)　如該候選人當選，應能使董事會具備合理的專業結構。

第六條　董事候選人應在股東大會召開七日之前作出書面承諾，同意接受提名，承諾公開披露的董事候選人的資料真實、完整並保證當選後切實履行董事職責。

公司應在股東大會召開七天前披露董事候選人的詳細資料，保證股東在投票時已經對候選人有足夠的瞭解。

第七條　董事應與公司簽訂聘任合同，明確公司和董事之間的權利義務、董事的任期、董事違反法律法規和公司章程的責任以及公司因故提前解除合同的補償等內容。

第八條　董事享有下列權利：

(一)　出席董事會會議，並行使表決權；

(二)　根據公司章程或董事會委托代表公司；

(三)　根據公司章程規定或董事會委托處理公司業務；

(四)　董事應當謹慎、認真、勤勉地行使公司所賦予的權利，以保證：

1. 公司的商業行為符合國家的法律、法規及國家各項經濟政策的要求；

2. 公平對待所有股東；

3. 認真閱讀公司的各項商務、財務報告、及時瞭解公司業務經營管理狀況；

4. 親自行使合法賦予的公司管理處置權，不得受他人操縱；非經法律、法規允許或者得到股東大會在知情的情況下批准，不得將其處置權轉授他人行使。

5. 接受監事會對其履行職責的合法監督和合理建議。

第九條　董事履行下列義務：

(一)　董事應當遵守法律、法規和公司章程的規定，忠實履行職責，維護公司利益，當其自身的利益與公司和股東的利益相衝突時，應當以公司和股東的最大利益為行為準則，並保證：

1. 董事應積極參加有關培訓,以瞭解作為董事的權利、義務和責任，熟悉有關法律法規，掌握作為董事應具備的相關知識；

2. 董事應根據公司和全體股東的最大利益，忠實、誠信、勤勉地履行職責；

3. 董事應保證有足夠的時間和精力履行其應盡的職責；

4. 董事應以認真負責的態度出席董事會，對所議事項表達明確的意見；

5. 董事應遵守有關法律、法規及公司章程的規定，在其職責範圍內行使權利，不得越權；並嚴格遵守其公開作出的承諾；

6. 除經公司章程規定或股東大會在知情的情況下批准，不得同本公司訂立合同或者進行交易；

7. 不得利用內幕信息為自己或他人謀取利益；

8. 不得自營或者為他人經營與公司同類的營業或者從事損害本公司利益的活動；

9. 不得利用職權收受賄賂或者其他非法收入；

10. 不得挪用資金或者將公司資金借貸給他人；

11. 不得利用職務便利為自己或他人侵佔公司財產；

12. 未經股東大會在知情的情況下批准，不得接受與公司交易有關的佣金；

13. 不得將公司資產以其個人名義開立賬戶儲存；

14. 不得以公司資產為本公司的股東或者其他個人債務提供擔保；

15. 未經股東大會在知情的情況下同意，不得泄露在任職期間所獲得的涉及本公司的機密信息，但在下列情形下，可以向法院或者其他政府主管機關披露該信息：法律有規定；公眾利益有要求；該董事本身的合法利益要求；

16. 董事會決議違反法律、法規和公司章程的規定，致使公司遭受損失的，參與決議的董事對公司承擔賠償責任。但經證明在表決時曾表明異議並記載於會議記錄的董事除外。

(二) 董事應遵守如下工作紀律：

1. 按會議通知的時間參加各種公司會議，並按規定行使表決權；

2. 董事之間應建立符合公司利益的團隊關係；

3. 董事議事只能通過董事會議的形式進行，董事對外言論應遵從董事會決議，並保持一致，符合公司信息披露原則；不得對外私自發表對董事會決議的不同意見；

4. 董事須保證董事會能隨時與之聯繫；

5. 董事應遵守公司的其它工作紀律。

(三) 未經公司章程規定或董事會的合法授權，任何董事不得以個人名義代表公司或者董事會行事，董事以其個人名義行事時，在第三方會合理地認為該董事在代表公司或者董事會行事的情況下，該董事應當事先聲明其行為不代表公司。

(四) 董事個人或者其所任職的其他企業直接或者間接與公司已有的或者計劃中的合同、交易、安排有關聯關係時(聘任合同除外)，不論有關事項在一般情況下是否需要董事會批准同意，均應當儘快向董事會披露其關聯關係的性質和程度。

除非有關聯關係的董事按上款的要求向董事會作了披露，並且董事會在不將其計入法定人數，該董事亦未參加表決的會議上批准了該事項，公司有權撤銷該合同、交易或者安排，但在對方是善意第三人的情況下除外。

董事會在就本條所規定的事項進行表決時，該關聯董事不得參與表決，但可以向董事會提供有關上述事項的必要解釋。

第十條 如果公司董事在公司首次考慮訂立有關合同、交易、安排前以書面形式通知董事會，聲明由於通知所列的內容，公司日後達成的合同、交易、安排與其有利益關係，則在通知闡明的範圍內，有關董事視為做了本章前條所規定的披露。

第十一條 董事可以在任期屆滿之前提出辭職。董事辭職應當向董事會提出書面辭職報告。

第十二條 如因董事的辭職導致公司董事會低於法定最低人數或少於公司章程所要求人數的三分之二時，該董事的辭職報告應當在下任董事填補因其辭職產生的缺額後方能生效。由董事長召集餘任董事盡快召開臨時股東大會選舉新任董事。

第十三條 董事提出辭職或者任期屆滿，其對公司和股東負有的義務在其辭職報告尚未生效或者生效後的合同期內，以及任期結束後的合理期限內並不當然解除，其對公司商業秘密保密的義務在其任職結束後仍然有效，直至該秘密成為公開信息。其他義務的持續

期間應當根據公平的原則決定，視事件發生與離任之間時間的長短，以及與公司的關係在何種情況和條件下結束而定。任職尚未結束的董事，對因其擅自離職使公司造成的損失，應當承擔賠償責任。

第十四條 董事承擔以下責任：

(一) 對董事會重大投資決策失誤造成的公司損失承擔相應的責任；

(二) 董事在執行職務時違反法律、行政法規或公司章程規定，給公司利益造成損害時，應當承擔經濟責任或法律責任；

(三) 董事應當對董事會的決議承擔責任。若董事會的決議使公司利益遭受嚴重損害，參與決議的董事負相應賠償責任，但經證明在表決時曾表示異議並記載於會議記錄的，該董事可免除責任。

第十五條 公司不以任何形式為董事納稅。

第十六條 董事履行職務的情況，由監事會進行監督，並以此為依據向股東大會提出對董事進行獎懲的建議。

第十七條 董事會或其下設的薪酬與考核委員會負責制定董事考核的標準，並對董事進行考核。在董事會或薪酬與考核委員會對董事個人進行評價或討論其報酬時，該董事應當回避。

第三章 獨立董事

第十八條 公司設獨立董事。獨立董事是指不在公司擔任除董事外的其他職務，並獨立於所受聘的公司及其主要股東，與公司及其主要股東不存在可能妨礙其進行獨立客觀判斷的關係的董事。

公司獨立董事不得在公司擔任除獨立董事外的其他任何職務。

第十九條　擔任公司獨立董事應當符合下列基本條件：

(一)　根據上市地法律、行政法規及其他有關規定，具備擔任上市公司董事的資格；

(二)　具備上市公司運作的基本知識，熟悉相關法律、行政法規、規章及規則；

(三)　具有五年以上法律、經濟或者其他履行獨立董事職責所必需的工作經驗；

(四)　公司章程規定的其他條件。

第二十條　除了上條所述基本條件，下列人員不得擔任公司獨立董事：

(一)　在公司或者公司附屬企業任職的人員及其直系親屬、主要社會關係(直系親屬是指配偶、父母、子女等；主要社會關係是指兄弟姐妹、岳父母、兒媳女婿、兄弟姐妹的配偶、配偶的兄弟姐妹等)；

(二)　直接或間接持有公司已發行股份1%以上或者是公司前十名股東中的自然人股東及其直系親屬；

(三)　在直接或間接持有公司已發行股份5%以上的股東單位或者在公司前五名股東單位任職的人員及其直系親屬；

(四)　最近一年內曾經具有前三項所列舉情形的人員；

(五)　為公司或者其附屬企業提供財務、法律、咨詢等服務的人員；

(六)　公司章程規定的其他人員；

(七)　中國證監會認定的其他人員。

第二十一條　獨立董事除具有《公司法》、《公司章程》和其他相關法律、法規賦予董事的職權外，還具有以下特別職權：

(一)　交易總額高於公司有形淨資產的0.03%的關聯交易應由獨立董事認可後，提交董事會討論；

獨立董事作出判斷前，可以聘請中介機構出具獨立財務顧問報告，作為其判斷的依據。

(二)　向董事會提議聘用或解聘會計師事務所；

（三）　向董事會提請召開臨時股東大會；

（四）　提議召開董事會；

（五）　獨立聘請外部審計機構和咨詢機構；

（六）　可以在股東大會召開前公開向股東徵集投票權。

獨立董事行使上述職權應當取得全體獨立董事的二分之一以上同意。

第二十二條　獨立董事除履行上述職責外，還應當對以下事項向董事會或股東大會發表獨立意見：

（一）　提名、任免董事；

（二）　聘任或解聘高級管理人員；

（三）　公司董事、高級管理人員的薪酬；

（四）　公司的股東、實際控制人及其關聯企業對公司新發生的交易總額高於公司有形淨資產的0.03%的關聯交易、借款或其他資金往來，以及公司是否採取有效措施回收欠款；

（五）　獨立董事認為可能損害中小股東權益的事項；

（六）　公司章程規定的其他事項。

獨立董事應當就上述事項發表以下幾類意見之一：同意；保留意見及其理由；反對意見及其理由；無法發表意見及其障礙。

如有關事項屬於需要披露的事項，公司應當將獨立董事的意見予以公告，獨立董事出現意見分歧無法達成一致時，董事會應將各獨立董事的意見分別披露。

第二十三條　獨立董事對公司及全體股東負有誠信與勤勉義務。獨立董事應當按照相關法律法規和公司章程的要求，認真履行職責，維護公司整體利益，尤其要關注中小股東的合法權益不受損害。

第二十四條　獨立董事應當獨立履行職責，不受公司主要股東、實際控制人、或者其他與公司存在利害關係的單位或個人的影響。

第二十五條　獨立董事最多只能在5家上市公司兼任獨立董事，並確保有足夠的時間和精力有效地履行獨立董事的職責。

第二十六條　獨立董事及擬擔任公司獨立董事的人士應當按照中國證監會、上市地證券交易所的要求，參加中國證監會、上市地證券交易所及其授權機構所組織的培訓。

第二十七條　獨立董事的提名、選舉和更換程序：

(一)　公司董事會、監事會、單獨或者合併持有公司已發行股份5%以上的股東有權提出獨立董事候選人，並經股東大會選舉決定。

(二)　獨立董事的提名人在提名前應當徵得被提名人的同意。提名人應當充分瞭解被提名人職業、學歷、職稱、詳細的工作經歷、全部兼職等情況，並對其擔任獨立董事的資格和獨立性發表意見，被提名人應當就其本人與公司之間不存在任何影響其獨立客觀判斷的關係發表公開聲明。

在選舉獨立董事的股東大會召開前，公司董事會應當按照規定公布上述內容。

(三)　在選舉獨立董事的股東大會召開前，本公司應將董事會的書面意見及所有被提名人的有關材料同時報送中國證監會、本公司所在地中國證監會派出機構和本公司股票掛牌交易的證券交易所。本公司董事會對被提名人的有關情況有異議的，應同時報送董事會的書面意見。對中國證監會持有異議的被提名人，可作為本公司董事候選人，但不作為獨立董事候選人。在召開股東大會選舉獨立董事時，本公司董事會應對獨立董事候選人是否被中國證監會提出異議的情況進行説明。

(四)　獨立董事每屆任期與公司其他董事任期相同，任期屆滿，連選可以連任，但是連任時間不得超過六年。

(五)　獨立董事連續3次未親自出席董事會會議的，由董事會提請股東大會予以撤換。

除出現上述情況及《公司法》中規定的不得擔任董事的情形外，獨立董事任期屆滿前不得無故被免職。提前免職的，公司應將其作為特別披露事項予以披露，被免職的獨立董事認為公司的免職理由不當的，可以作出公開的聲明。

(六) 獨立董事在任期屆滿前可以提出辭職。獨立董事辭職應向董事會提交書面辭職報告，對任何與其辭職有關或其認為有必要引起公司股東和債權人注意的情況進行説明。

如因獨立董事辭職導致公司董事會中獨立董事所佔的比例低於法定最低人數時，該獨立董事的辭職報告應當在下任獨立董事填補其缺額後生效。

第二十八條 為保證公司獨立董事有效行使職權，公司從如下幾個方面為公司獨立董事提供如下工作保障：

(一) 公司保證獨立董事享有與其他董事同等的知情權。凡須經董事會決策的事項，公司必須按法定的時間提前通知獨立董事並同時提供足夠的資料，獨立董事認為資料不充分的，可以要求補充。當2名或2名以上獨立董事認為資料不充分或論證不明確時，可聯名書面向董事會提出延期召開董事會會議或延期審議該事項，董事會應予以採納。

公司向獨立董事提供的資料，公司及獨立董事本人應當至少保存5年。

(二) 公司應提供獨立董事履行職責所必需的工作條件。公司董事會秘書應積極為獨立董事履行職責提供協助，如介紹情況、提供材料等。獨立董事發表的獨立意見、提案及書面説明應當公告的，董事會秘書應及時到證券交易所辦理公告事宜。

(三) 獨立董事行使職權時，公司有關人員應當積極配合，不得拒絕、阻礙或隱瞞，不得干預其獨立行使職權。

(四) 獨立董事聘請中介機構的費用及其他行使職權時所需的費用由公司承擔。

（五） 公司應當給予獨立董事適當的津貼。津貼的標準由董事會制訂預案，股東大會審議通過，並在公司年報中進行披露。

除上述津貼外，獨立董事不應從公司及公司主要股東或有利害關係的機構和人員取得額外的、未予披露的其他利益。

（六） 公司建立必要的獨立董事責任保險制度，以降低獨立董事正常履行職責可能引致的風險。

第二十九條 公司董事會或其下設的薪酬與考核委員會負責對獨立董事進行績效評價。獨立董事評價應採取自我評價與相互評價相結合的方式進行。

第三十條 本規則中關於董事的規定適用於獨立董事，與本章有衝突的，以本章的規定為準。

第四章 董事會的組成及職責

第三十一條 公司設董事會，是公司的經營決策中心，董事會受股東大會的委托，負責經營和管理公司的法人財產，對股東大會負責。

第三十二條 董事會由十五名董事組成，董事會設董事長一人，副董事長二人。

獨立董事中至少包括一名會計專業人士（會計專業人士是指具有高級職稱或註冊會計師資格的人士）。獨立董事出現不符合獨立性條件或其他不適宜履行獨立董事職責的情形，由此造成公司獨立董事低於法定人數時，公司應按規定補足獨立董事人數。

除此以外，董事會應具備合理的專業結構，董事會成員應具備履行職務所必需的知識、技能和素質。

第三十三條 董事會行使下列職權：

（一） 負責召集股東大會，並向大會報告工作；

（二） 執行股東大會決議；

（三） 決定公司的經營計劃和單筆佔公司最近一期經審計確認的淨資產的50%以下的投資方案，包括訂立重要合同（擔保、抵押、借貸、受托經營、委托、贈與、承包、租賃等）、投資引進等。

（四） 決定公司下列收購、出售資產事項：

1. 擬處置固定資產的預期價值,與此項處置建議前四個月內已置了的固定資產所得到的價值的總和,低於股東大會最近審議的資產負債表所顯示的固定資產價值的33%的；

2. 按照最近一期經審計的財務報告、評估報告或驗資報告，收購、出售資產的資產總額（承擔債務、費用等，應當一併加總計算）佔公司最近一期經審計的淨資產值的50%以下的；

3. 被收購資產相關的淨利潤或虧損的絕對值（按上一年度經審計的財務報告）佔公司經審計的上一年度淨利潤或虧損絕對值的50%以下；

4. 被出售資產相關的淨利潤或虧損絕對值或該交易行為所產生的利潤或虧損絕對值佔上市公司經審計的上一年度淨利潤或虧損絕對值的50%以下；

（五） 運用公司資產進行風險投資權限（單筆）為公司最近一期經審計確認的淨資產的10%以下的（以最近一次經註冊會計師審計的數據為準），並應經過嚴格的審查和決策程序；超過上述投資權限的重大投資項目應當組織有關專家、專業人員進行評審，報股東大會批准。

上述風險投資是指公司經營範圍內常規業務之外的，公司沒有涉足過的行業，或公司董事會認為風險較大、不宜把握的經營活動，包括但不限於進行股票、期貨、外滙交易等投資。

（六） 決定核銷資產的權限為公司最近一期經審計確認的淨資產的10%以下的（以最近一次經註冊會計師審計的數據為準）。公司核銷資產達到淨資產的10%以上時，董事會須報經股東大會審批。

（七） 制訂公司的年度財務預、決算方案；

（八） 制訂公司的利潤分配方案和彌補虧損方案；

（九） 制訂公司增加或者減少註冊資本、發行債券或其他證券及上市方案；

擬定公司重大收購、回購本公司股票或者合併、分立和解散方案；

（十） 決定公司內部管理機構的設置；

（十一） 根據董事長的提名，聘任或解聘公司總經理、董事會秘書，並決定其報酬；根據總經理的提名，聘任或解聘公司副總經理和財務總監及總經濟師、總工程師、總飛行師。

（十二） 制訂公司如下基本管理制度：

1. 關於資產經營和監督管理的有關制度；

2. 關於勞動人事制度、工資分配制度、福利制度、獎勵制度和公司補充社會保險制度；

3. 關於財務會計制度；

4. 其他應由董事會制訂的重要規章制度。

（十三） 制訂公司章程的修改方案；

（十四） 管理公司信息披露事項；

（十五） 向股東大會提出聘請或更換公司會計師事務所；

（十六） 聽取公司總經理的工作滙報並檢查總經理的工作(如總經理為董事兼任，則董事會履行此項職責時，兼任總經理的董事在董事會檢查總經理的工作中相應回避行使董事權利)；

（十七） 擬定董事報酬和津貼標準；

（十八） 擬定獨立董事津貼標準；

（十九） 法律、法規或公司章程規定，以及股東大會授予的其他職權。

董事會行使上述職權的方式是通過召開董事會會議審議決定，形成董事會決議後方可實施。

第三十四條 董事會行使職權時，應遵守國家有關法律法規、公司章程和股東大會決議，自覺接受公司監事會的監督。需國家有關部門批准的事項，應報經批准後方可實施。

第三十五條　董事會可以根據實際需要設立戰略、提名、薪酬與考核等專門委員會。專門委員會成員全部由董事組成，其中審核委員會、提名委員會、薪酬與考核委員會中獨立董事應佔多數並擔任召集人，審核委員會中至少應有一名獨立董事是會計專業人士。

(一)　戰略決策委員會的主要職責是對公司長期發展戰略和重大投資決策進行研究並提出建議。

(二)　審核委員會的主要職責是：(1) 提議聘請或更換外部審計機構；(2) 監督公司的內部審計制度及其實施；(3) 負責內部審計與外部審計之間的溝通；(4) 審核公司的財務信息及其披露；(5) 審查公司的內控制度。

(三)　提名委員會的主要職責是：(1) 研究董事、經理人員的選擇標準和程序並提出建議；(2) 廣泛搜尋合格的董事和經理人員的人選；(3) 對董事候選人和經理人選進行審查並提出建議。

(四)　薪酬委員會的主要職責是：薪酬與考核委員會的主要職責是：(1) 研究董事與經理人員考核的標準，進行考核並提出建議；(2) 研究和審查董事、高級管理人員的薪酬政策與方案。

第三十六條　各專門委員會可以聘請中介機構提供專業意見，有關費用由公司承擔。

第三十七條　各專門委員會對董事會負責，各專門委員會的提案應提交董事會審查決定。

第五章　董事長

第三十八條　董事長由公司董事擔任 (獨立董事除外)，是公司法定代表人。

董事長和副董事長由董事會以全體董事的過半數選舉產生或罷免，董事長、副董事長每屆任期三年，可連選連任。

董事長、副董事長應遵守本規則第二章關於對公司董事的規定。

第三十九條　董事長、副董事長的選舉產生具體程序為：由一名或數名董事聯名提出候選人，經董事會會議討論，以全體董事過半數通過當選。

董事長、副董事長的罷免具體程序為：由一名或數名董事聯名提出罷免董事長、副董事長的議案，交由董事會會議討論，以全體董事過半數通過罷免。

除此以外，任何董事不得越過董事會向其他機構和部門提出董事長、副董事長的候選人議案或罷免議案。

第四十條　董事長任職資格：

(一)　有豐富的市場經濟的知識，具有正確分析、判斷國內外宏觀經濟形勢和市場發展趨勢，有統攬和駕馭全局的能力，決策能力強，敢於負責；

(二)　有良好的民主作風，心胸開闊，任人唯賢，有較強的凝聚力；

(三)　有較強的協調能力，善於協調董事會、經營班子和工會之間的關係；

(四)　具有豐富企業管理或經濟工作經歷，熟悉本行業和瞭解多種行業的生產經營，並能很好地掌握國家的有關政策、法律和法規；

(五)　誠信勤勉，清正廉潔，公道正派；

(六)　年富力強，有較強的使命感、責任感和勇於開拓進取的精神，能開創工作新局面。

第四十一條　公司董事長和總經理原則上不應該由同一人擔任。

第四十二條　董事長行使下列職權：

(一)　主持股東大會和召集、主持董事會會議；

(二)　督促、檢查董事會決議的執行；

(三)　根據董事會的授權，行使董事會的部份職權；

(四)　簽署公司股票、公司債券及其他有價證券；

(五)　簽署董事會重要文件和其他應由公司法定代表人簽署的文件，包括但不限於下述文件：

1.　審批使用公司的董事會基金；

2. 根據董事會決定，簽發公司總經理、副總經理、董事會秘書、財務總監、董事等高級管理人員的任免文件；

3. 根據董事會決定，簽發下屬非法人分支機構負責人任免文件。

(六) 行使法定代表人職權；根據經營需要，向總經理及公司其他人員簽署「法人授權委托書」；

(七) 批准和簽署超過公司財務預算計劃15%以內的財務支出款項(含5,000萬元人民幣以下的資本性投資項目)，以及審批和簽發單筆1,000萬元人民幣以下、全年累計3,000萬元人民幣以下的公司財務預算計劃外的財務支出款項；

(八) 批准單筆金額在1億元人民幣以下的短期借款的抵押融資和貸款文件；

(九) 在發生特大自然災害等不可抗力的緊急情況下，對公司事務行使符合法律規定和公司利益的特別處置權，並在事後向董事會和股東大會報告；

(十) 董事會授予以及公司章程規定的其他職權。

第四十三條 董事長因故不能履行職責時，應當指定副董事長代行董事長職權。

第六章 董事會秘書

第四十四條 董事會設董事會秘書。董事會秘書是公司高級管理人員，對董事會負責。董事會秘書由董事長提名，經董事會聘解。

第四十五條 董事會秘書的任職資格為：

(一) 具有大學專科以上學歷，從事金融或財務審計、工商管理或法律等工作三年以上，參加過中國證監會及其他機構組織的董事會秘書任職資格培訓並考試合格；

(二) 有一定財務、税收、法律、金融、企業管理、計算機應用等方面知識，具有良好的個人品質和職業道德，嚴格遵守有關法律、法規和規章，能夠忠誠地履行職責；

(三) 公司董事或者其他高級管理人員可以兼任董事會秘書，但是總經理、財務總監、監事不得兼任；

（四）　本規則第三條規定不得擔任公司董事的情形適用於董事會秘書；

（五）　公司聘任的會計師事務所的會計師和律師事務所的律師不得兼任董事會秘書。

董事兼任董事會秘書的，如某一行為需由董事、董事會秘書分別作出時，則該兼任董事及公司董事會秘書的人不得以雙重身份作出。

第四十六條　董事會秘書由董事長提名，經董事會聘任或者解聘。

公司應當在聘任董事會秘書時與其簽訂保密協議，要求其承諾一旦在離任後持續履行保密義務直至有關信息公開披露為止。

第四十七條　董事會秘書的主要職責是：

（一）　準備和遞交國家有關部門、證券交易所要求的董事會和股東大會出具的報告文件和其他文件；

（二）　協調和辦理董事會的日常事務，承辦董事長交辦的工作；

（三）　負責公司股權證券事務的管理工作；

（四）　按照法定程序籌備董事會會議、股東大會以及由董事會組織的其他會議，負責起草董事會、股東大會的報告、決議、紀要、通知等文件，並負責會議的記錄和會議文件、記錄的保管；

（五）　負責公司信息披露事務，保證公司信息披露的及時、準確、真實和完整；

（六）　保證有權得到公司有關記錄和文件的人及時得到有關文件和記錄；

（七）　使公司董事、監事、高級管理人員明確他們應當擔負的責任、遵守國家有關法律、法規、規章、政策、公司章程的有關規定；

（八）　協助董事會行使職權時切實遵守國家有關法律、法規及公司章程的有關規定，在董事會決議違反法律、法規、證券交易所及公司章程的有關規定時，應及時提出異議，避免給公司和投資人帶來損失；

（九）　為董事會重大決策提供法律援助、諮詢服務和決策建議；

（十）　籌備公司境內外推介的宣傳活動；

（十一）　辦理公司與董事、證券管理部門、證券交易所、各中介機構及投資人之間的有關事宜；

（十二）　協調處理公司與投資人之間的有關事宜；

（十三）　負責保管股東名冊資料、董事名冊、大股東及董事持股資料以及董事會印章；

（十四）　董事會授權的其他事務；

（十五）　證券交易所、證券管理部門要求履行的其他職責。

第四十八條　董事會秘書應當遵守公司章程，承擔公司高級管理人員的有關法律責任，對公司負有誠信和勤勉義務，不得利用職權為他人謀取利益。

第四十九條　原任董事會秘書離職後應在三個月內正式聘任董事會秘書，在聘任董事會秘書的同時，應另外委任一名董事會證券事務代表，在董事會秘書不能履行職責時，代行董事會秘書的職責。證券事務代表由董事會秘書提名，董事長委任。證券事務代表應當具有董事會秘書的任職資格。

第五十條　公司應將董事會秘書的通訊方式，包括辦公電話、住宅電話、移動電話、傳真、通訊地址及專用電子郵件信箱地址向證券交易所備案。

董事會秘書應當保證證券交易所隨時與其聯繫。

第五十一條　公司董事會解聘董事會秘書應當具有充足理由。解聘董事會秘書或董事會秘書辭職時，公司董事會應當向證券交易所報告，説明原因並公告。

第五十二條　董事會秘書離任前，應當接受董事會、監事會的離任審查，將有關檔案文件、正在辦理或待辦理事項，在公司監事會的監督下移交。

第七章　董事會會議召開程序

第五十三條　董事議事通過董事會議形式進行。董事會議由董事長（或由董事長授權的董事）負責召集和主持。董事長因特殊原因不能履行職務時，可以指定副董事長代為召集和

主持董事會會議；董事長無故不履行責任，亦未指定具體人員代其行使職責的，可由二分之一以上的董事共同推舉一名董事負責召集會議。

第五十四條 董事會每年召開兩次定期會議。分別在公司公布上一年度報告、本年度中報的前兩日內召開，審議相關報告和議題。

第五十五條 有下列情形之一的，董事長應在10個工作日內召集臨時董事會議：

(一) 董事長認為必要時；

(二) 三分之一以上的董事聯名提議時；

(三) 二分之一以上的獨立董事提議時；

(四) 監事會提議時；

(五) 總經理提議時。

第五十六條 董事會召開會議的通知方式：

(一) 董事會會議召開至少十日電傳、電報、傳真、特快專遞或掛號郵寄或經專人通知全體董事；

(二) 臨時董事會議召開八小時前以電話、傳真通知全體董事；

會議通知以專人送出的，由被送達人在回執上簽名(或蓋章)，簽收日期為送達日期；以郵件送出的，自交付郵局之日起第五個工作日為送達日期；會議通知以傳真送出的，傳真送出日期以傳真機報告單顯示為準。

第五十七條 董事會會議通知包括以下內容：

(一) 會議日期和地點；

(二) 會議期限；事由及議題；

(三) 發出通知的日期。

第五十八條 董事會會議議案應隨會議通知同時送達董事及相關與會人員。

董事會應向董事提供足夠的資料，包括會議議題的相關背景材料和有助於董事理解公司業務進展的信息和數據。當2名或2名以上獨立董事認為資料不充分或論證不明確時，可

聯名以書面形式向董事會提出延期召開董事會會議或延期審議該事項，董事會應予以採納。

第五十九條 董事會會議應當由董事本人出席，董事因故不能出席的，可以書面委託其他董事代為出席。其中，獨立董事只能委托到會的其他獨立董事代為出席。

委托書應當載明代理人的姓名、代理事項、權限和有效期限，並由委托人簽名或蓋章。代為出席會議的董事應當在授權範圍內行使董事的權利。

委托人委托其他董事代為出席董事會會議，對受托人在其授權範圍內作出的決策，由委托人獨立承擔法律責任。

第六十條 董事未出席董事會會議，也未委托代表出席的，視為放棄在該次會議上的投票權。

董事連續兩次未能出席，也不委托其他董事出席董事會會議的，董事會有權建議股東大會予以撤換。

第六十一條 總經理、監事及董事會秘書列席董事會，非董事經營班子成員以及與所議議題相關的人員根據需要列席會議。列席會議人員有權就相關議題發表意見，但沒有投票表決權。

第六十二條 董事會決策議案的提交程序：

(一) 議案提出：根據董事會的職權，議案應由董事長、監事會或總經理提出，也可以由一個董事提出或者多個董事聯名提出；

(二) 議案擬訂：董事長、監事會或總經理提出的議案，由其自行擬訂或者交董事會秘書組織有關職能部門擬訂。一個董事提出或者多個董事聯名提出的議案，由提出議案的董事擬訂，或者經董事長同意交董事會秘書組織有關部門擬訂。

(三) 議案提交：議案擬訂完畢，應由董事會秘書先在一定範圍內徵求意見。經有關方面和人員論證、評估、修改，待基本成熟後再提交董事會討論決定。

(四) 交易總額高於公司有形淨資產的0.03%的關聯交易提案應由獨立董事簽字認可後，方可作為董事會議案提交董事會討論；

第八章 董事會會議表決程序

第六十三條 董事會會議應當由二分之一以上的董事出席方可舉行。

第六十四條 董事會會議實行合議制。先由每個董事充分發表意見，再進行表決。

第六十五條 董事會決議由參加會議的董事以記名書面方式投票表決。董事會會議實行一事一表決，一人一票制，表決分同意和反對兩種，一般不能棄權，如果投棄權票必須申明理由並記錄在案。

董事會作出決議，必須經全體董事過半數通過。

第六十六條 董事會臨時會議在保障董事充分表達意見的前題下，可以用傳真方式進行並作出決議，並由表決董事簽字。

對已完成並獲採納的會議記錄應由董事長及到會所有董事(包括委任代理人)及本公司公司董事會秘書所簽署，並準備完整之副本即時分派予每名董事。

第六十七條 在董事會審議有關關聯交易事項時，關聯董事應執行迴避制度，不參加表決。

有以下情形的董事，屬關聯董事：

(一) 董事個人與上市公司的關聯交易；

(二) 董事個人在關聯企業任職或擁有關聯企業的控股權，該關聯企業與上市公司的關聯交易；

(三) 按法律、法規和公司章程規定應當迴避的。

第六十八條 董事會討論決定事關重大且客觀允許緩議的議案時，若有與會三分之一的董事提呈再議，可以再議；董事會已表決的議案，若董事長、三分之一的董事、監事會或總經理提呈復議，董事會應該對該議案進行復議，但復議不能超過兩次。

第六十九條 董事會討論決定有關職工工資、住房、福利、勞動保險等涉及職工切身利益的問題，應當事先聽取公司工會和職工的意見。

董事會研究決定生產經營的重大問題、制定重要的規章制度時，應當聽取公司工會和職工的意見和建議。

第七十條　董事會議主持人可根據情況，作出董事會休會決定和續會安排。

第七十一條　董事議事，非經會議主持人同意中途不得退出，否則視同放棄本次董事權利。

第七十二條　董事會秘書或其授權代表應就會議議題和內容做詳細記錄，在會議結束時由出席會議的董事、董事會秘書及記錄員簽字。出席會議的董事有權要求在記錄上對其在會議上的發言作出説明性記載。董事會會議記錄作為公司檔案由董事會秘書保存，以作為日後明確董事責任的重要依據。

第七十三條　董事會會議記錄包括以下內容：

(一)　會議召開的日期、地點和主持人姓名；

(二)　出席董事的姓名以及受他人委托出席董事會的董事(代理人)姓名；

(三)　會議議程；

(四)　董事發言要點；

(五)　每一決議事項的表決方式和結果(表決結果應載明贊成、反對或棄權的票數)。

第七十四條　出席會議董事應當在董事會決議上簽字並對董事會的決議承擔責任。董事會決議違反法律、法規或者公司章程，致使公司遭受損失的，參與決議的董事應負相應責任。但經證明在表決時曾表明異議並記載於會議記錄的，該董事可以免除責任。

第七十五條　董事不在會議記錄和會議紀要上簽字的，視同無故缺席本次董事會議的情形處理。

第九章　董事會決議公告程序

第七十六條　董事會秘書應在董事會會議結束後兩個工作日內將董事會決議和會議記要報送上市地證券交易所備案，如該交易所並無此要求除外。

第七十七條　董事會決議涉及需要經股東大會表決的事項和上市地證券交易所股票上市規則的規定，必須由董事會秘書負責進行公告；其他事項，上市地證券交易所認為有必要公告的，也應當公告。

上市地證券交易所要求公司提供董事會會議資料的，由董事會秘書按其要求在限定時間內提供。

第十章　董事會會議文檔管理

第七十八條　董事會應當將歷屆股東大會會議和董事會會議、監事會會議記錄、紀要、決議、財務審計報告、股東名冊等材料存放於公司以備查。

第七十九條　董事會秘書負責擬訂董事會文檔管理辦法，並按有關規定對董事會文檔進行有效管理。

第十一章　董事會其它工作程序

第一節　董事會決策工作程序

第八十條　關於提呈召開股東大會事宜：

(1)　年度股東大會由董事長提議，臨時股東大會由法定有權提議人提議；

(2)　董事會秘書辦、財務部及有關公司職能部門準備材料；

(3)　董事長、總經理審閱材料；

(4)　董事會秘書滙總材料並安排會議相關事宜；

(5)　董事會討論；

(6)　形成董事會決議；

(7)　董事會秘書根據董事會決議對外公告。

第八十一條　通過公司年度財務審計報告：

(1) 董事長提議；

(2) 總經理責成財務總監及財務部門準備相關材料；

(3) 總經理審閱報告；

(4) 董事會秘書滙總材料並安排會議相關事宜

(5) 董事會討論；

(6) 形成董事會決議，提請股東大會審議。

第八十二條 通過公司中期財務報告事宜：

(1) 董事長提議；

(2) 總經理責成財務總監及財務部門準備相關材料；

(3) 總經理審閱報告；

(4) 董事會秘書滙總材料並安排會議相關事宜；

(5) 董事會討論；

(6) 形成董事會決議。

第八十三條 擬訂公司重大收購方案、出售方案：

(1) 根據法定有權人提議；

(2) 董事會授權有關部門準備材料；

(3) 董事長、總經理審閱材料；

(4) 董事會秘書滙總材料並安排會議相關事宜；

(5) 董事會討論；

(6) 形成董事會決議，提請股東大會審議。

第八十四條 決定公司經營計劃：

(1) 董事長提議；

(2) 總經理責成有關公司職能部門組織材料，形成草案；

(3) 總經理審定提交董事會方案；

(4) 董事會秘書滙總材料並安排會議相關事宜；

(5) 董事會討論；

(6) 形成董事會決議。

第八十五條 決定公司投資方案：

(1) 董事長提議；

(2) 總經理責成有關公司職能部門組織材料，形成草案；

(3) 總經理審定提交董事會方案；

(4) 董事會秘書滙總材料並安排會議相關事宜；

(5) 董事會討論；

(6) 形成董事會決議。

第八十六條 批准和簽署超過公司財務預算計劃15%的財務支出款項(含投資項目)、審批和簽發單筆1,000萬元以上的公司財務預算計劃外的財務支出款項以及單筆金額在1億元以上的短期借款的抵押融資和貸款文件：

(1) 總經理提議；

(2) 總經理責成有關公司職能部門組織材料，形成草案；

(3) 總經理審定提交董事會方案；

(4) 董事會秘書滙總材料並安排會議相關事宜；

(5) 董事會討論；

(6) 形成董事會決議，總額佔公司有形淨資產15%以上由董事會秘書對外披露，總額佔公司有形淨資產50%以上的提交股東會審議；

(7) 董事會秘書辦通知相關職能部門。

第八十七條 交易金額為公司淨資產0.03%或以上的關連交易：

(1) 總經理提議；

(2) 總經理責成有關公司職能部門組織材料，形成草案；

(3) 總經理審定提交董事會方案；

(4) 董事會秘書安排相關公司職能部門就交易向獨立非執行董事專門滙報；

(5) 董事會秘書滙總材料並安排會議相關事宜；

(6) 董事會討論；

(7) 形成董事會決議，董事會秘書根據決議對外披露，總額佔公司有形淨資產3%以上的提交股東大會審議；

(8) 董事會秘書辦通知相關職能部門。

第八十八條 公司管理機構設立：

(1) 總經理提議；

(2) 公司人事部門組織材料，形成草案；

(3) 總經理審定提交董事會方案；

(4) 董事會秘書滙總材料並安排會議相關事宜；

(5) 董事會討論；

(6) 形成董事會決議；

(7) 董事會秘書辦通知公司人事部門。

第八十九條 制定公司的年度財務預算方案、決算方案：

(1) 董事長提議；

(2) 總經理責成有關公司職能部門組織材料，形成草案；

(3) 總經理審定提交董事會方案；

(4) 董事會秘書滙總材料並安排會議相關事宜；

(5) 董事會討論；

(6) 形成董事會決議，提呈股東大會審議。

第九十條　制定公司的利潤分配方案和彌補虧損方案：

(1) 董事長提議；

(2) 總經理責成有關公司職能部門組織材料，形成草案；

(3) 總經理審定提交董事會方案；

(4) 董事會秘書滙總材料並安排會議相關事宜；

(5) 董事會討論；

(6) 形成董事會決議，提呈股東大會審議。

第九十一條　制定公司股票、債券發行的方案：

(1) 根據法定有權人提議；

(2) 董事會秘書辦、財務部及法律等部門準備材料；

(3) 董事長、總經理審閱材料；

(4) 董事會秘書滙總材料並安排會議相關事宜；

(5) 董事會討論；

(6) 形成董事會決議，提呈股東大會審議。

第九十二條　制定公司增加或減少註冊資本的方案：

(1) 根據法定有權人提議；

(2) 董事會秘書辦及有關公司職能部門準備材料；

(3) 董事長、總經理審閱材料；

(4) 董事會秘書滙總材料並安排會議相關事宜；

(5) 董事會討論；

(6) 形成董事會決議，提呈股東大會審議。

第九十三條　擬訂公司合併、分立、解散的方案：

(1) 法定有權人提議；

(2) 董事會秘書辦及有關公司職能部門準備材料；

(3) 董事長、總經理審閱材料；

(4) 董事會秘書滙總材料並安排會議相關事宜；

(5) 董事會討論；

(6) 形成董事會決議，提呈股東大會審議。

第九十四條 關於修改公司章程事宜：

(1) 法定有權人提議；

(2) 董事會秘書辦及公司部門準備材料；

(3) 董事長、總經理審閱材料；

(4) 董事會秘書滙總材料並安排會議相關事宜；

(5) 董事會討論；

(6) 形成董事會決議，提呈股東大會審議。

第九十五條 向股東大會提請聘請或更換審計師：

(1) 法定有權人提議；

(2) 財務部門準備材料

(3) 董事長、總經理審閱材料；

(4) 董事會秘書滙總材料並安排會議相關事宜；

(5) 董事會討論；

(6) 形成董事會決議，提呈股東大會審議。

第九十六條 選舉董事長：

(1) 法定有權提議人提議；

(2) 董事會秘書準備材料並安排會議相關事宜；

(3) 董事會選舉；

(4) 形成董事會決議；

(5) 董事會秘書辦起草文件，以公司名義發出。

第九十七條　聘任或解聘公司總經理，決定其報酬事項和獎懲事項：

(1) 董事長提議；

(2) 董事會秘書辦、公司人事部門根據提名人準備材料；

(3) 董事長審閱材料；

(4) 董事會秘書準備材料並安排會議相關事宜；

(5) 董事會討論；

(6) 形成董事會決議；

(7) 董事會秘書辦起草文件，以公司名義發出。

第九十八條　公司經營中其他重要事項：

(1) 總經理或董事提議；

(2) 總經理責成公司有關職能部門準備材料；

(3) 總經理審定材料；

(4) 董事會秘書準備材料並安排會議相關事宜；

(5) 董事會討論；

(6) 形成董事會決議；

(7) 董事會秘書辦通知相關職能部門。

第九十九條　公司向外所派駐董事，就任職公司董事會、股東會涉及上述事項，特別是涉及第八十四條、第八十五條、第八十六條、第八十七條、第八十八條、第九十條、第九十一條、第九十二條、第九十三條、第九十四條等事項的表決須取得公司董事會授權事宜：

(1) 外派董事就所需要表決的議案報告總經理；

(2) 總經理責成公司有關職能部門準備材料；

(3) 總經理審定材料；

(4) 董事會秘書準備材料並安排會議相關事宜；

(5) 董事會討論；

(6) 形成董事會決議；

(7) 董事會秘書辦通知外派董事及相關職能部門。

第二節　董事會檢查工作程序

第一百條　董事會決議實施過程中，董事長(或委托有關部門和人員)可就決議的實施情況進程跟踪檢查，在檢查中發現有違決議的事項時，除可要求和督促總經理立即予以糾正外，還可進一步提議召開董事會討論決定給予相應處罰。

第十二章　董事會基金

第一百零一條　公司董事會經股東大會同意，設立董事會基金。由董事會秘書負責制定董事會專項基金計劃，報董事長批准，納入當年財務預算方案，計入管理費用。

第一百零二條　董事會基金用途：

(一)　董事會會議；

(二)　以董事會和董事長名義組織的各項活動經費；

(三)　獎勵有突出貢獻的董事及有關人員；

(四)　董事會和董事長的特別費用；

(五)　經董事會議同意的其他支出。

第一百零三條　董事會基金由公司財務部門具體管理，各項支出由董事長或其授權人員審批。

第十三章　附則

第一百零四條　本辦法所稱「以上」含本數，「高於」、「以下」不含本數。

第一百零五條　本規則未盡事宜，按國家有關法律、法規及公司章程的有關規定執行。

第一百零六條　本規則與《中國人民共和國公司法》、《中華人民共和國證券法》、《上市公司股東大會規範意見》等法律、法規及本公司章程相悖時，應按以上法律、法規執行，並應及時對本規則進行修訂。

第一百零七條　本規則修訂由董事會提出修訂草案，提交股東大會審議通過。

第一百零八條　本規則由公司董事會負責解釋。

第一百零九條　本規則自股東大會通過之日起執行。

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By ______________________

Name: Su Liang

Title: Company Secretary

Date: May 15, 2002